                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                          SOUTHERN MINERAL CORPORATION
                          ----------------------------
                                (Name of Issuer)



                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)


                                   843367301
                                   ---------
                                 (CUSIP Number)



                                TAMARA R. WAGMAN
                           FREDERIC DORWART, LAWYERS
                                 OLD CITY HALL
                             124 EAST FOURTH STREET
                              TULSA, OK 74103-5010
                                 (918) 583-9922
                           (918) 583-8251 (Facsimile)
                     _____________________________________
                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)



                                 MARCH 8, 2001
                     _____________________________________
                     (Date of Event Which Required Filing)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check this box [ ].

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

CUSIP No. 843367301


(1)       Name of Reporting Person S.S.          PetroCorp Incorporated
          or I.R.S. Identification No.           I.R.S. ID. #76-0380430
          of Above Person

(2)       Check the Appropriate Box              (a)             [ ]
          if a Member of a Group                 (b)             [ ]
          (See instructions)

(3)       SEC Use Only

(4)       Source of Funds (See instructions)     WC

(5)       Check if Disclosure of Legal
          Proceedings is Required
          Pursuant to Items 2(d) or 2(e)

(6)       Citizenship or Place                   State of Texas
          of Organization

          Number of Shares Beneficially
          Owned by Each Reporting
          Person With:

(7)       Sole Voting Power                      738,836

(8)       Shared Voting Power                    None

(9)       Sole Dispositive Power                 738,836

(10)      Shared Dispositive Power               None

(11)      Aggregate Amount Beneficially Owned    738,836
          by Each Reporting Person

(12)      Check if the Aggregate Amount in       [ ]
          Row (11) Excludes Certain Shares
          (See instructions)

(13)      Percent of Class Represented by        6.0%
          Amount in Row (11)

(14)      Type of Reporting Person               CO
          (See instructions)

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                                  SCHEDULE 13D


                        FILED BY PETROCORP INCORPORATED
                     IN CONNECTION WITH TRANSACTIONS IN THE
                     SHARES OF SOUTHERN MINERAL CORPORATION
                     --------------------------------------

ITEM 1.   SECURITY AND ISSUER.

     This statement relates to the common stock (the "Common Stock"), of Southern Mineral Corporation, a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1201 Louisiana Street, Suite 3350, Houston, Texas 77002.

ITEM 2.   IDENTITY AND BACKGROUND.

(1) PETROCORP INCORPORATED. PetroCorp Incorporated is a Texas corporation, whose principal business is the exploration for and production of oil and gas, and disposition of producing oil and gas properties. The address of the principal business and principal office of PetroCorp is:

                    6733 South Yale
                    Tulsa, Oklahoma 74136

     With respect to paragraphs (d) and (e) of this Item 2, none.

(2) KAISER-FRANCIS OIL COMPANY. Kaiser-Francis is a Delaware corporation, whose principal business is the exploration for and production of oil and gas and the acquisition and disposition of producing oil and gas properties. The address of the principal business and principal office of Kaiser-Francis Oil Company is:

                    6733 South Yale
                    Tulsa, Oklahoma 74136

     With respect to paragraphs (d) and (e) of this Item 2, none.

(3) GBK CORPORATION. GBK Corporation is a Delaware corporation, whose principal business is a holding company. GBK Corporation owns all of the issued and outstanding capital stock of Kaiser-Francis Oil Company ("Kaiser-Francis"). George B. Kaiser ("Kaiser") owns 78.23% of the issued and outstanding capital stock of GBK Corporation. Affiliates of Kaiser own 21.77% of the issued and outstanding capital stock of GBK Corporation. The address of the principal business and principal office of GBK Corporation is:

                    6733 South Yale
                    Tulsa, Oklahoma 74136

     With respect to paragraphs (d) and (e) of this Item 2, none.



(4) The executive officers who may be deemed to be controlling PetroCorp are as follows:





          Gary R. Christopher      President and Chief Executive Officer
          A. F. (Tony) Pelletier   Vice President--U.S. Operations
          Steven R. Berlin         Chief Financial Officer, Secretary and Treasurer
          Richard L. Dunham        Vice President--Engineering
          Craig Dolinsky           Vice President--Land
          Ted Jacobson             Vice President--Operations
          Michael W. Moore         Vice President--Marketing
          David H. Stevens         Vice President--Exploration
          J. Les Watson            Vice President--Canadian Operations
          Steven E. Amos           Corporate Controller

(5)       (a)  Gary R. Christopher

          (b)  6733 South Yale
               Tulsa, OK 74136

          (c)  President and Chief Executive Officer
               PETROCORP INCORPORATED
               6733 South Yale
               Tulsa, OK 74136

          (d)  No

          (e)  No

          (f)  United States of America

(6)       (a)  A. F. (Tony) Pelletier

          (b)  6733 South Yale
               Tulsa, OK 74136

          (c)  Vice President - U.S. Operations
               PETROCORP INCORPORATED
               6733 South Yale
               Tulsa, OK 74136

          (d)  No

          (e)  No

          (f)  United States of America

(7)       (a)  Steven R. Berlin

          (b)  6733 South Yale
               Tulsa, OK 74136

          (c)  Chief Financial Officer, Secretary and Treasurer
               PETROCORP INCORPORATED
               6733 South Yale
               Tulsa, OK 74136

          (d)  No

          (e)  No

          (f)  United States of America

(8)       (a)  Richard L. Dunham

          (b)  6733 South Yale
               Tulsa, Oklahoma 74136

          (c)  Vice President - Engineering
               PETROCORP INCORPORATED
               6733 South Yale
               Tulsa, Oklahoma 74136

          (d)  No

          (e)  No

          (f)  United States of America

(9)       (a)  Craig Dolinsky

          (b)  6733 South Yale
               Tulsa, OK 74136

          (c)  Vice President - Land
               PETROCORP INCORPORATED
               6733 South Yale
               Tulsa, OK 74136

          (d)  No

          (e)  No

          (f)  United States of America

(10)      (a)  Ted Jacobson

          (b)  6733 South Yale
               Tulsa, OK 74136

          (c)  Vice President - Operations
               PETROCORP INCORPORATED
               6733 South Yale
               Tulsa, OK 74136

          (d)  No

          (e)  No

          (f)  United States of America


(11)      (a)  Michael W. Moore

          (b)  6733 South Yale

               Tulsa, OK 74136

          (c)  Vice President - Marketing
               PETROCORP INCORPORATED
               6733 South Yale
               Tulsa, OK 74136

          (d)  No

          (e)  No

          (f)  United States of America

(12)      (a)  David H. Stevens

          (b)  6733 South Yale
               Tulsa, OK 74136

          (c)  Vice President - Exploration
               PETROCORP INCORPORATED
               6733 South Yale
               Tulsa, OK 74136

          (d)  No

          (e)  No

          (f)  United States of America

(13)      (a)  J. Les Watson

          (b)  6733 South Yale
               Tulsa, OK 74136

          (c)  Vice President - Canadian Operations
               PCC Energy, LTD.
               700 4th Ave. S.W.
               Calgary, Alberta, Canada T2P3J4

          (d)  No

          (e)  No

          (f)  Canada

(14)      (a)  Steven E. Amos

          (b)  6733 South Yale
               Tulsa, OK 74136

          (c)  Corporate Controller
               PETROCORP INCORPORATED
               6733 South Yale
               Tulsa, OK 74136

          (d)  No

          (e)  No

          (f)  United States of America

(15) The directors who may be deemed to be controlling PetroCorp are as follows:

          Lealon L. Sargent      Chairman of the Board
          Gary R. Christopher    President, Chief Executive Officer and Director
          Thomas N. Amonett      Director
          Mark W. Files          Director
          W. Neil McBean         Director
          Stephen M. McGrath     Director
          Robert C. Thomas       Director

(16)      (a)  Lealon L. Sargent

          (b)  16023 Mickleham Drive
               Spring, Texas 77379

          (c)  Chairman of the Board
               PETROCORP INCORPORATED
               6733 South Yale
               Tulsa, OK 74136

          (d)  No

          (e)  No

          (f)  United States of America

(17)      (a)  Thomas N. Amonett

          (b)  P.O. Box 27727
               Houston, Texas 77227

          (c)  Director
               PETROCORP INCORPORATED
               6733 South Yale
               Tulsa, OK 74136

          (d)  No

          (e)  No

          (f)  United States of America

(18)      (a)  Mark W. Files

          (b)  5001 Highway 190, Suite A1
               Covington, LA 70433

          (c)  Director
               PETROCORP INCORPORATED
               6733 South Yale

               Tulsa, OK 74136

          (d)  No

          (e)  No

          (f)  United States of America

(19)      (a)  W. Neil McBean

          (b)  9702 Windrush Drive
               Spring, Texas 77379

          (c)  Director
               PETROCORP INCORPORATED
               6733 South Yale
               Tulsa, OK 74136

          (d)  No

          (e)  No

          (f)  United States of America

(20)      (a)  Stephen M. McGrath

          (b)  39 Talbot Court
               Short Hills, New Jersey 07078

          (c)  Director
               PETROCORP INCORPORATED
               6733 South Yale
               Tulsa, OK 74136

          (d)  No

          (e)  No

          (f)  United States of America

(21)      (a)  Robert C. Thomas

          (b)  One Riverway, Suite 1700
               Houston, Texas 77056

          (c)  Director
               PETROCORP INCORPORATED
               6733 South Yale
               Tulsa, OK 74136

          (d)  No

          (e)  No

          (f)  United States of America

(22) The executive officers, directors, and each person who may be deemed to be controlling GBK Corporation and Kaiser-Francis are as follows:

          George B. Kaiser   President and Director
          James A. Willis    Executive Vice President
          Steve R. Berlin    Chief Financial Officer
          Frederic Dorwart   Secretary
          Reece A. Hembree   Treasurer

(23)      (a)  George B. Kaiser

          (b)  6733 South Yale
               Tulsa, OK 74136

          (c)  Independent Oil and Gas Producer
               KAISER-FRANCIS OIL COMPANY
               6733 South Yale
               Tulsa, OK 74136

          (d)  No

          (e)  No

          (f)  United States of America

(24)      (a)  James A. Willis

          (b)  6733 South Yale
               Tulsa, OK 74136

          (c)  Executive Vice President
               KAISER-FRANCIS OIL COMPANY
               6733 South Yale
               Tulsa, OK 74136

          (d)  No

          (e)  No

          (f)  United States of America

(25)      (a)  Frederic Dorwart

          (b)  Old City Hall
               124 East Fourth Street
               Tulsa, OK 74103-5010

          (c)  Law
               Old City Hall
               124 East Fourth Street
               Tulsa, OK 74103-5010

          (d)  No

          (e)  No

          (f)  United States of America

(26)      (a)  Reece A. Hembree

          (b)  6733 South Yale
               Tulsa, OK 74136

          (c)  Treasurer
               KAISER-FRANCIS OIL COMPANY
               6733 South Yale
               Tulsa, OK 74136

          (d)  No

          (e)  No

          (f)  United States of America

ITEM 3.   SOURCE OR AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The purchase price for the 738,836 shares was approximately $3,109,956 which came from the working capital of PetroCorp.

ITEM 4.   PURPOSE OF TRANSACTION.

          On December 22, 2000, PetroCorp Incorporated and Southern Minerals entered into a merger agreement whereby Southern Mineral will be merged into PetroCorp Acquisition Company, a wholly owned subsidiary of PetroCorp Incorporated. In the merger, shareholders of Southern Mineral will, at their election, receive for each share of Southern Mineral common stock, $4.71 per share in cash, PetroCorp common stock, or a combination of cash and PetroCorp common stock. The purpose of PetroCorp purchasing Southern Mineral common stock was for investment purposes. The merger is more fully described in a Registration Statement on Form S-4 filed by PetroCorp Incorporated on March 16, 2001, respecting the merger transaction. It is anticipated that the merger transaction will close by May 31, 2001.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          PetroCorp has effected the following transactions in Southern Mineral common stock.

      DATE         SHARES    PRICE PER SHARE
     -------       ------    ---------------
     1/18/01       10,000         $4.17
     1/19/01       10,000         $4.14
     1/22/01        2,500         $4.15
     1/22/01        6,000         $4.15
     1/22/01        2,500         $4.14
     1/22/01        4,000         $4.14
     1/22/01        5,000         $4.13
     1/26/01       10,000         $4.18
     1/29/01       30,000         $4.18
     1/30/01       30,000         $4.18

     1/31/01       30,000         $4.18
     2/1/01         5,000         $4.18
     2/5/01        10,000         $4.18
     2/6/01        21,000         $4.18
     2/7/01        17,000         $4.18
     2/8/01         6,000         $4.18
     2/13/01       45,000         $4.18
     2/16/01        2,500         $4.18
     2/20/01       22,500         $4.18
     2/22/01      135,000         $4.18
     2/23/01        2,500         $4.15
     3/8/01       332,336         $4.18

     PetroCorp has sole power to vote and to dispose of all 738,836 shares. The above purchases were open market purchases. The aggregate amount of Southern Mineral common stock beneficially owned by PetroCorp is 738,836 which represents 6.0% of Southern Mineral's outstanding common stock at the time of this filing.

     Mr. Berlin (see Item 2(7)) beneficially owns 15,000 shares of Southern Mineral common stock. Transaction which occurred in the last sixty (60) days include:

     3/2/01       5,000           $4.10
     3/8/01       5,000           $4.13

     All transactions were open market transactions. Mr. Berlin's ownership represents less than 1% of Southern Mineral's outstanding common stock. Mr. Berlin has the sole power to vote and dispose of all shares beneficially owned by him.

     Mr. Dolinsky (see Item 2(9)) beneficially owns 5,000 shares of Southern Mineral common stock. Transaction which occurred in the last sixty (60) days include:

     3/14/01      5,000           $4.26

     All transactions were open market transactions. Mr. Dolinsky's ownership represents less than 1% of Southern Mineral's outstanding common stock. Mr. Dolinsky has the sole power to vote and dispose of all shares beneficially owned by him.


ITEM 6. CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF ISSUER.

     See Item 4 regarding the merger agreement between PetroCorp and Southern Mineral.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Merger Agreement, dated December 22, 2000, between PetroCorp Incorporated, PetroCorp Acquisition Company and Southern Mineral Corporation. Incorporated by reference to Annex I, PetroCorp Incorporated Registration Statement on Form S-4, Amendment Number One, filed March 16, 2001.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    Signed:  /s/ Gary R. Christopher
                                             -----------------------------
                                             Gary R. Christopher
                                             President and
                                             Chief Executive Officer